824655

X-Cal Resources Ltd.

TSX/XCL

January 26, 2006

News Release

Sleeper Paper by Dr. Richard Sillitoe

X-Cal Resources Ltd has received a report entitled: "EXPLORATION POTENTIAL OF THE SLEEPER PROJECT, NEVADA" by Dr. Richard H. Sillitoe, dated January 2006. The paper is not a NI-43-101 report and should be considered as a supplement to N1-43-101 documents for the project. The paper will not be filed on SEDAR, but can be found in its entirety at www.x-cal.com.

Dr Sillitoe is an independent, international consultant participating in the Sleeper Project Review announced by X-Cal on November 08/06. (Shareholders who are not familiar with Dr. Sillitoe's credentials are encouraged to do a "google search" for background)

X-Cal is encouraged by Dr Sillitoe's comments and will incorporate his recommendations into the Sleeper Gold Project planning.

X-Cal recently announced an agreement to consolidate the Sleeper Gold Project (see press release dated Jan/25/06). The professionals named in Dr Sillitoe's report contributed to X-Cal's decision to pursue consolidation of the project.

The contents of this release and Dr. Sillitoe's paper have been reviewed by Larry Kornze, P. Eng, who is a Qualified Person as defined by NI-43-01.

To view Dr. Sillitoe's paper "EXPLORATION POTENTIAL OF THE SLEEPER PROJECT, NEVADA", go to the News Release section of www.x-cal.com (the link to the paper will be located within the press release).

Investors are asked to read the "Caution Concerning Forward-Looking Statements" located below, prior to review of Dr. Sillitoe's paper.

Caution Concerning Forward-Looking Statements

This news release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project and the expected results of this work. Forward looking

statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy
President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com
For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

X-Cal Resources Ltd.

TSX/XCL **January 26, 2006**

News Release

Dr. Hedenquist's Sleeper Observations

X-Cal Resources Ltd has received a report entitled: "OBSERVATIONS ON THE SLEEPER GOLD PROJECT, NEVADA" by Dr. Jeffrey Hedenquist. The paper is not a NI-43-101 report and should be considered as a supplement to N1-43-101 documents for the project. The paper will not be filed on SEDAR but can be found in its entirety at www.x-cal.com.

Dr. Hedenquist is an independent, internationally recognized consultant. His "Observations" are encouraging and are part of the Sleeper Gold Project Review Process announced by X-Cal.

A panel of professionals was assembled by X-Cal to review the Sleeper Gold Project, located in Humboldt County, Nevada, and to make recommendations for ongoing work. A separate paper by Dr. Richard Sillitoe names the entire panel of professionals who participated in the process. (See X-Cal Press release dated Jan 26/06 re Dr. Sillitoe.)

The contents of this release and the text of "Observations on The Sleeper Gold Project, Nevada " by Dr. Jeffrey Hedenquist have been reviewed by Larry Kornze, P.Eng, who is a qualified person as defined by NI-43-101.

To view Dr. Hedenquist's paper, go to the News Release section of www.x-cal.com (the link to the paper will be located within the press release).

Investors are asked to read the "Caution Concerning Forward-Looking Statements" located below, prior to review of Dr. Hedenquist's paper.

Caution Concerning Forward-Looking Statements

This news release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy
President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

82-1655

X-Cal Resources Ltd.

TSX/XCL

January 25, 2006

News Release

Deal To Consolidate Sleeper Gold Project

X-Cal Resources Ltd and New Sleeper Gold Corporation have reached an agreement to consolidate the 30 square mile Sleeper Gold District, located in Humboldt County, Nevada, into a single entity. X-Cal will become sole operator of the Sleeper Gold Project and will fund ongoing exploration. The long sought after goal is expected to result in both exploration and market efficiencies.

Under the terms of the agreement X-Cal must deliver $ CAN 5 million and 10 million of its common shares to New Sleeper by the later of May 16, 2006 or within 90 days of the receipt of regulatory approvals. New Sleeper must deliver its half of the Sleeper Gold Project to X-Cal.

Fifty thousand $ CAN has been paid by X-Cal to New Sleeper concurrent with signing of the agreement. A further $ CAN 100,000 will be paid when regulatory approvals are obtained. The balance of the cash ($CAN 4.85 Million) and the common shares must follow within the time frame set out above.

New Sleeper will become the largest individual shareholder of X-Cal. The common stock to be received by New Sleeper will be subject to a timed release over a two-year time frame.

The Sleeper Joint Venture has brought the Sleeper database to an advanced stage and defined attractive new targets. X-Cal intends to test these targets and implement the recommendations of the review which was announced by X-Cal on November 08, 2005.

The X-Cal Sleeper Review Panel assembled to make recommendations for ongoing work includes: Dr. Ken Snyder, Dr. Richard Sillitoe (independent), Dr. Jeffrey Hedenquist (independent) and Larry Kornze, P. Eng as "Qualified Person". The observations and recommendations of Dr. Sillitoe and Dr. Hedenquist will be published separately by X-Cal.

The minimum next phase exploration budget is estimated at $ US 5 million. The timing and priorities for ongoing work and ultimate budget for the Sleeper Gold Project will be determined by X-Cal.

The closing of the transaction is subject to regulatory approval. The agreement is subject to financing. All cash and share payments must be made by X-Cal to New Sleeper, prior to title transfers and within the time frames set out above, or the agreement will dissolve and the initial cash payments will be retained by New Sleeper.

The contents of this release have been reviewed by Larry Kornze, P. Eng, who is a Qualified Person as defined by NI-43-101.

Caution Concerning Forward-Looking Statements

This news release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy
President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*